October 27, 2022

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On August 19, 2022, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 265 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 274 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment was filed for the purpose of adding a new ETF to the Trust – the ProShares S&P Global Core Battery Metals ETF (the "Fund").

We received comments from you relating to the Amendment. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Fund's prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Prospectus

Principal Investment Strategies

1.Comment: The Fund should have a more specific names rule policy. It should include a policy of investing at least 80% in companies economically tied to the lithium, nickel, and cobalt industries. Further, please explain the meaning of "economically tied" in the disclosure. The positive revenue production is not sufficiently "economically tied" to the industry. A 50% revenue test would be most appropriate. The Staff notes that the Fund should have this policy regardless of what the Index provides.

Response: We respectfully disagree with the staff's comments regarding a names rule policy. Given that the Rule 35d-1 comment process closed in August 2022 and a final release adopting any changes to Rule 35d-1 has not occurred, the Fund is concerned with deviating from what has been the industry standard 80% test for "index funds" (i.e., investing at least 80% of assets in securities that make up the index tracked). As such, the Fund has adopted an 80% investment policy as noted below under "Description of Names Policy / Index / Risk."

In response to the staff's comment about the Fund being tied to the lithium, nickel or cobalt "industries", we note that the Index seeks to measure the performance of companies engaged in the mining of these metals – not all industries tied to these metals. As noted, the Index methodology does not include a 50% revenue test requirement. One reason for this is that there is no industry standard mandating that companies engaged in mining report revenue for metals produced (i.e., mined). Rather, the industry standard is to report production weight – which the Index provider uses to calculate "production value." The Index uses the production value of lithium, nickel or cobalt to select components (index companies must have a positive production value of these metals) and to weight components. Companies in the Index are weighted based on the ratio of their production value relative to revenue (companies with higher ratios are weighted more heavily in the Index). In this manner, the companies in the Index are "economically tied" to the production of these metals. We further note, even if revenue per metal data were available, industry-specific practices and differences among companies, such as large and low-turnover inventories and varying involvement in upstream activities, may obscure a revenue-based measure's ability to present a clear picture of a company's economic tie to production of these metals.

Finally, the Trust respectfully disagrees with the Staff's position of applying a revenue test to companies in a novel space such as "Battery Metals" as it is a developing area. As noted in prior discussions with the staff, a backwards looking revenue test may not be the most effective way to measure exposure and such test may deprive investors of opportunities to invest in developing markets. That said, in response to your comments, the Trust will expand the disclosure in the Fund's summary prospectus as noted below to provide additional details on the production value analysis. Additionally, as these companies are engaged in the mining of these metals but are not mining companies per se (meaning they may produce other metals or may have other business lines), the Trust has included "Unrelated Business Lines Risk" in its summary prospectus.

Description of Names Policy / Index / Risk:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in the securities that comprise the Index.

The Index, constructed and maintained by S&P Dow Jones Indices LLC, consists of companies ~~domiciled globally~~ engaged in the mining of lithium, nickel, or cobalt – ~~which are~~ base metals used to produce batteries. The Index ~~is comprised of constituents which derived~~ measures the performance of companies in the

S&P Global Broad Market Index (a global total market index which includes small, mid, and large capitalization companies listed for trading in developed and emerging market countries) that are engaged in the mining these metals. The Index consists of companies that had (i) positive revenue and (ii) positive production value from, in aggregate, the mining of lithium, nickel, and cobalt during ~~over~~ the previous year. Production value is the dollar market value of the lithium, nickel and cobalt produced. ~~Selected Companies in the Index must also~~ Companies in the Index may mine metals other than battery metals and may be engaged in other business activities in addition to mining. ~~be U.S., Non- U.S. developed, or emerging market companies listed for trading on a stock~~

~~exchange, have a market capitalization of at least$100 million, and meet certain liquidity requirements. Selected~~ Companies in the Index are ~~weighted relatively, based on~~ ranked based on the ratio of their production value relative to their total revenue from all sources. Companies with higher ratios generally are weighted more heavily in the Index. In this manner, the Index composition emphasizes those companies in which core battery metals production plays a relatively greater role in their overall operations. ~~metals revenue.~~ Companies in the Index also must meet certain minimum liquidity requirements, have a market capitalization of at least $100 million, and meet other Index requirements.

Unrelated Business Lines Risk — Companies in the Index may have business lines that are not battery metals-related. These unrelated business lines may be a meaningful portion of a company's current business, in terms of profit, assets, or revenue. Consequently, these unrelated business lines may have an impact on the performance of the company, Index and the Fund. In particular, these unrelated business lines may cause the Fund to underperform investments that do not have exposure to unrelated business lines. For example, if an unrelated business line of a company underperforms its battery metals-related business line, it may negatively affect the performance of the company, the Index and the Fund.

2.Comment: The disclosure limits investments to companies engaging in mining. Why does the Fund not include companies in the exploration, processing, selling, distribution and other functions relating to these metals.

Response: The Index is a subset of the S&P Global BMI Index. In developing this Index, the index provider focused on companies in the larger index engaged in the mining of lithium, nickel or cobalt. Companies involved in the exploration, processing, selling, distribution, or other functions relating to lithium, nickel or cobalt may be included in the Index only to the extent such companies are engaged in the mining of lithium, nickel, or cobalt (and meet the other Index requirements). The Index methodology does not explicitly include security selection criteria related to exploration, processing, selling, distribution, or other functions relating to these metals.

Further, as noted above in response to Comment #1, the Fund's summary prospectus disclosure has been revised to reflect that companies may be "engaged in other activities in addition to mining" and "Unrelated Business Lines Risk" has been added to the risk disclosures.

3.Comment: Please add disclosure regarding the extent to which the Fund will invest its assets in investments tied economically to a number of countries throughout the world and how the Fund determines that a company is tied to a certain country.

Response: The Trust has revised its disclosure to read: "As of September 26, ~~July 20,~~ 2022,

the Index included companies ~~from~~ domiciled in: Australia, ~~China,~~ Indonesia, South Africa, China, United States, Canada, Japan, Chile, France, Sweden, Brazil, Zambia, Switzerland, Netherlands, United Kingdom, Hong Kong, Poland, and South Korea."

Further, the Trust discloses countries or regions in which the Index is concentrated or focused. Currently, the Index is focused in Australia and related Australia Investments Risk is included in the summary prospectus.

The Trust has provided, under separate cover, more detailed information as to the breakdown of Index constituents. This information also showed that as of July 20, 2022, the U.S. made up only 8.79% of Index constituents and the vast majority of Index constituents as of that date are domiciled in 17 other countries. As of September 26, 2022, the U.S. made up 10.63% of Index constituents.

Other than the revisions noted above, the Trust believes its current disclosure is sufficient.

4.Comment: Please disclose the applicable liquidity requirements for the Fund. The disclosure provides that the companies in the index must "meet certain liquidity requirements."

Response: The Trust typically does not provide specific disclosure on index liquidity requirements as the Trust does not believe most investors find this information to be particularly useful. In response to your question, we note that the Index methodology provides that a constituent must have float-adjusted market capitalization of at least US $100 million and have three-month average daily traded value of at least US $1 million. The Index methodology is publicly available at: https://www.spglobal.com/spdji/en/documents/methodologies/methodology-global-core- battery-metals-index.pdf.

5.Comment: Please provide the number of securities the Fund will typically hold.

Response: The Index currently consists of 41 securities. The Index methodology, however, currently provides no limit on the number of constituents included in the Index. As such, the Trust, would not be able to include a meaningful range of securities in its disclosure.

6.Comment: Under the section titled "Purchase and Sale of Fund Shares", please disclose that purchase and redemption of creation units made primarily with cash rather than through in-kind delivery of portfolio securities may cause the Fund to incur certain costs, including brokerage costs, or taxable gains or losses that it might not have incurred if it had made those transactions in-kind. These costs could be imposed on the Fund to the extent they are not offset by a transaction fee payable by an Authorized Participant and could decrease the Fund's net asset value.

Response: The Fund is not expected to receive significant cash purchases of creation units. However, the Trust has added the following risk disclosure to the section titled "Investment Objective, Principal Investment Strategies and Related Risks" in the statutory prospectus:

Cash Purchases and Redemption Risk – To the extent the Fund effects creations and redemptions in cash rather than in-kind, the Fund may incur certain costs, including transaction costs. The Fund may impose a transaction fee on Authorized Participants in connection with cash purchases and redemptions, however, the transaction fee may not be sufficient to fully offset the related costs. Additionally, cash purchases and redemptions may cause the Fund to recognize taxable gains or losses at disadvantageous times.

Investment Objective, Principal Investment Strategies and Related Risks

7.Comment: On page 12 of this section, the disclosure provides that ProShare Advisors "follows a passive approach to investing." This disclosure should also be included in the summary prospectus.

Response: The Trust believes that its current disclosure in the statutory prospectus is sufficient.

Statement of Additional Information

Rejection of Purchase Orders

8.Comment: Please delete the statement that the Fund reserves the absolute right to reject or suspend creations (subsections (d) and (f) of the disclosure). The Staff recognizes that the disclosure in question may be derived from statements made in prior exemptive relief obtained by the ETFs. However, in connection with the recent adoption of Rule 6c-11, the commission stated its belief that "an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances such as when the markets on which the ETFs portfolio holdings are traded or closed for a limited period of time." (See Exchange Traded Funds Release 33-10515 at pages 67-68 June 28, 2018). In the adopting release, the Commission further noted that if a suspension of creations impairs the arbitrage mechanism it could lead to significant deviation between what retail investors pay or receive in the secondary market ETFs approximate NAV. Such a result would run counter to the basis for relief from Section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c-11. While the Staff recognizes that certain limited circumstances may have a sound basis for rejecting individual creation orders, the Staff thinks the disclosure in question is sufficiently broad to run counter to the Commission's position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Trust has revised its disclosure as follows:

The Trust reserves the ~~absolute~~ right to reject a purchase order transmitted to it by the Distributor in respect of the Fund ~~if~~ provided that a rejection or revocation of a purchase order does not violate Rule 6c-11 under the 1940 Act. For example, the Fund may reject or revoke a purchase order if (a) the order is not in proper form; (b) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (c) the Deposit Securities delivered are not as specified by ProShare Advisors and ProShare Advisors has not consented to acceptance of an in-kind deposit that varies from the designated Deposit Securities; (d) acceptance of the purchase transaction is not legally required or would, in the opinion of counsel, be unlawful or have an ~~order would have certain~~ adverse effect on ~~tax consequences to~~ the Fund or its shareholders (e.g., jeopardize the Fund's tax status) ; ~~(e) the acceptance of the purchase transaction order would, in the opinion of counsel, be unlawful; (f) the acceptance of the purchase order transaction would otherwise, in the discretion of the Trust or ProShare Advisors, have an adverse effect on the Trust or the rights of beneficial owners; (g)~~ (e) the value of a Cash Purchase Amount, or the value of the Balancing Amount to accompany an in-kind deposit, exceeds a purchase authorization limit extended to an Authorized

Participant by the Custodian and the Authorized Participant has not deposited an amount in excess of such purchase authorization with the Custodian prior to the relevant cut-off time for the Fund on the transmittal date; or ~~(h)~~ (f) in the event that circumstances outside the control of the Trust, the Distributor and ProShare Advisors make it impractical to process purchase orders. Examples of such circumstances include acts of God; public service or utility problems resulting in telephone, telecopy and computer failures; fires, floods or extreme weather conditions; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, ProShare Advisors, the Distributor, DTC, NSCC, the Custodian or sub-custodian or any other participant in the creation process; and similar extraordinary events.

The Trust shall notify a prospective purchaser of its rejection of the order of such person. The Trust and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of purchase transaction orders nor shall either of them incur any liability for the failure to give any such notification.

Part C

9.Comment: Under the list of exhibits, please include the index license agreement under

(h).

Response: The Trust does not believe the index license agreement is a material agreement and, as such, does not wish to include it as an Exhibit to the Part C.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/Cynthia D. Baughman

ProShare Advisors LLC

Director, Counsel